Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund April 2017 Update
May 22, 2017

Supplement dated May 22, 2017 to Prospectus dated May 15, 2017
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.69%	-2.07%	$8.32M	$1,055.021
B	-1.74%	-2.91%	$88.52M	$864.840
Legacy 1	-1.50%	-1.94%	$1.23M	$832.837
Legacy 2	-1.52%	-2.03%	$0.42M	$814.707
Global 1	-1.44%	-1.83%	$29.04M	$823.443
Global 2	-1.46%	-1.91%	$1.65M	$807.427
Global 3	-1.61%	-2.49%	$13.87M	$701.460
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The British pound and euro both strengthened after a surprise call for early elections in the U.K.  The Canadian dollar weakened on declining oil prices.  The Australian dollar fell after the release of weaker-than-expected inflation numbers.  The U.S. dollar weakened as markets digested the potential policies of the Trump administration.

Energy:  Crude oil prices declined as large inventories and increased U.S production outweighed the OPEC production curbs.  Natural gas prices rose as storage supplies were in line with expectations and shifting weather forecasts increased demand expectations.

Equities:  Global equity markets rose due to strong U.S. earnings announcements, on expectations for domestic tax reforms, and following the French election results.

Fixed Income:  Global fixed income markets moved higher after the European Central Bank announced it would hold rates steady.  Shifting expectations on inflation impacted the bond markets, where skepticism increased about whether the U.S. administration will deliver on pledges for major tax reform and infrastructure spending.

Grains/Foods:  Live cattle prices rose 15% to a one-year high due to increased demand.  Sugar markets fell on abundant supplies and on speculation India – the largest sugar consumer – would no longer need to import the commodity.  Coffee prices declined as supplies improved.  Cocoa markets declined almost 12% due to sluggish demand and a global surplus.  Corn and wheat markets moved lower on expectations of increased supplies.

Metals:  Gold prices rose as continued geopolitical tensions boosted demand for the safe-haven asset.  Silver prices declined as the multi-year slowdown in commercial applications continued.  Copper and base metals markets declined on decreasing demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$3,851,596	-$1,257,317
Change In Unrealized Income (Loss)	2,201,278	527,589
Brokerage Commission	-64,149	-292,823
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-116,282	-463,954
Change in Accrued Commission	-2,041	-9,495
Net Trading Income (Loss)	-1,832,790	-1,496,000

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,859	$271,937
Interest, Other	32,970	132,980
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-1,731,961	-1,091,083

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	127,297	263,518
Operating Expenses	31,055	131,840
Organization and Offering Expenses	35,774	151,998
Brokerage Expenses	570,819	2,416,146
Dividend Expenses	0	0
Total Expenses	764,945	2,963,502

Net Income (Loss)	-$2,496,906	-$4,054,585

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$150,669,740	$165,364,938
Additions	9,000	73,925
Net Income (Loss)	-2,496,906	-4,054,585
Redemptions	-5,122,995	-18,325,439
Balance at April 30, 2017	$143,058,839	$143,058,839

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,055.021	7,885.03587	$8,318,881	-1.69%	-2.70%
B	$864.840	102,355.61907	$88,521,258	-1.74%	-2.91%
Legacy 1	$832.837	1,478.58093	$1,231,417	-1.50%	-1.94%
Legacy 2	$814.707	511.77476	$416,947	-1.52%	-2.03%
Global 1	$823.443	35,271.59204	$29,044,134	-1.44%	-1.83%
Global 2	$807.427	2,047.94234	$1,653,564	-1.46%	-1.91%
Global 3	$701.460	19,776.79700	$13,872,638	-1.61%	-2.49%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership